

Mail Stop 20549-3561

April 30, 2010

Mr. Timothy Carnahan
Chief Executive Officer and President
CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

> **Re: CYIOS Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **Filed March 26, 2010**
> **File No. 0-27243**

Dear Mr. Carnahan:

We have reviewed the above referenced filings and your response to our comments issued orally on March 23, 2010 and have the following additional comments. We have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your Form 10-K in response to these comments. Some of our comments are directed to future filings. Where indicated we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-17

1. We note that you have provided an audit report covering your financial statements for only the most recent year ended December 31, 2009. Please file an amendment to your Form 10-K to provide audit reports covering all periods for which financial statements are required be provided. Refer to Item 8-02 of Regulation S-X. Additionally, please file consents from each accounting firm whose audit report appears in your filing, and ensure that the consents clearly

indicate the filings into which the audit reports are being incorporated by reference. In this regard, it appears that the audit reports are being incorporated by reference into your previously filed registration statements, not your Form 10-K.

Item 9A(T). Controls and Procedures, page 16

2. The sixth paragraph under this heading states that you evaluated your internal control over financial reporting as of December 31, 2007. Please confirm to us that this is a typo and you evaluated your internal control over financial reporting as of December 31, 2009, consistent with the sentence containing your conclusion on this matter. Please ensure that you use the correct date in future filings.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009

Exhibit 31.1

3. In future filings, if you amend a Form 10-K or Form 10-Q, please ensure that the first paragraph of your certifications clarifies that the form being certified is an amendment. In addition, we note you have added the phrase "(all of which do not apply)" in paragraph 5(a) of the certifications. In future filings, please ensure that your certifications use the exact wording set forth in Exhibit 601 (31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief